EXHIBIT 99.B4(g)

DEATH BENEFIT AND WITHDRAWALS ENDORSEMENT

This Endorsement is a part of the Policy to which it is attached.

The ANNUITANT’S DEATH BEFORE THE RETIREMENT DATE section of the DEATH BENEFIT provision is deleted and replaced with the following paragraphs.

ANNUITANT’S DEATH BEFORE THE RETIREMENT DATE – The death benefit payable if the Annuitant dies while this policy is in force is the greatest of:

1.	the policy value; or

2.	the total purchase payments made; less any amounts withdrawn; less any withdrawal charges on the amounts withdrawn; and less any transaction charges; or

3.	the highest of the policy values as of the eighth or sixteenth policy anniversaries; prior to the policy anniversary nearest the Annuitant’s 85th birthday. Purchase payments made after the policy anniversary having the highest policy value will be added to the death benefit. Any amounts withdrawal, withdrawal charges on amounts withdrawal, and transaction charges made since that policy anniversary will be deducted from the death benefit.

The death benefit under (3) above will not increase on or after the policy anniversary nearest the Annuitant’s 85th birthday.

We will calculate the amount of the death benefit as of the date we receive due proof of death satisfactory to the Company and written instructions on how the beneficiary elects to receive death benefit proceeds.

The FREE WITHDRAWALS section of the WITHDRAWALS provision is deleted and replaced with the following paragraphs.

Free Withdrawal –

Each policy year you may withdraw the Free Withdrawal Amount without a withdrawal charge. The Free Withdrawal Amount is equal to the greater of:

1.	10% of the cumulative purchase payments; or

2.	10% of the policy value.

You may request up to 4 withdrawals per policy year without a transaction charge. Any automatic partial withdrawal will not be charged a transaction charge.

UNITED INVESTORS LIFE INSURANCE COMPANY

President

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